United States securities and exchange commission logo





                             April 22, 2021

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 26,
2021
                                                            CIK No. 0001852440

       Dear Mr. Hu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Please revise your summary to clarify that investors will have ownership in a holding company that does not
directly own all of its operations in China. Please also disclose in the summary that you
rely on dividends and other distributions on equity paid by your
                                                        PRC subsidiaries for
your cash and financing requirements, including the funds necessary to pay dividends.
   2. We note disclosure in the first paragraph under the graphic on page 3 stating that you also operate in the IT
related solutions services segment. Please revise the summary, where
 Yong Hu
FirstName   LastNameYong   Hu Group Co Ltd
Jianzhi Education  Technology
Comapany
April       NameJianzhi Education Technology Group Co Ltd
       22, 2021
April 222, 2021 Page 2
Page
FirstName LastName
         appropriate, to describe your operations in this segment, including the percentage of your total revenues that come from IT related solutions services.
3. We note your risk factor disclosure at page 29 about Beijing Sentu. Please revise your summary to disclose that the shareholders of your variable interest entity may have interests that conflict with yours.
Corporate History and Structure, page 5

4. Please revise to explain why Beijing Sentu was delisted in May 2016. In addition, please revise at page 7 to add a chart showing the anticipated post-offering ownership structure of the company, including respective percentages of the controlling entities and minority shareholders.
Our collaborative relationships with Tianyi Video, page 19

5. We note several references to your prior experience with Tianyi Video and how your collaboration with it helped you to subsequently launch your mobile application. Please revise to more fully describe the nature of your early experience with Tianyi Video and how that experience carried over to your mobile launch. In particular, please explain how your experience with Tianyi allowed you to "develop the know-how and technology" to launch your app.
6.       We note your disclosure that Tianyi Video made the decision to offer all of the
         educational content on its platform to the public for free for several months during the pandemic. Please revise your disclosure to discuss the circumstances under which third-
         parties, such as Tianyi, may set or alter your pricing structure. Failure to make adequate contributions to various employee benefits plans, page 27

7. We note your disclosure that you failed to make full contributions to the social insurance and housing provident fund for some of your employees during the period from 2018 to
         2020. Please quantify the amounts due and the penalties which may be assessable.
PRC regulation of loans and direct investment by of shore holding companies, page 33

8.       You disclose the following restrictions on loans to Jianzhi Beijing:

                "loans by us to Jianzhi Beijing, our subsidiary in the PRC, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange
              (   SAFE   ), or its local counterparts, or filed with SAFE in
its information system;

                loans by us to our PRC Operating Entities, over a certain threshold, must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterparts, or filed with SAFE in its information system; and
 Yong Hu
FirstName   LastNameYong   Hu Group Co Ltd
Jianzhi Education  Technology
Comapany
April       NameJianzhi Education Technology Group Co Ltd
       22, 2021
April 322, 2021 Page 3
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FirstName LastName

                capital contribution to Jianzhi Beijing must be approved by recorded with the
              MOFCOM or their respective local counterparts."

         In light of the restrictions described above, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiaries or
         VIEs following this offering, and discuss any regulatory approvals you will be seeking specifically in order to allocate proceeds from this offering to your PRC subsidiaries or
         VIEs.
[Our post-offering memorandum and articles of association . . .], page 39

9. We note that this risk factor and certain other disclosures in this prospectus contain bracketed language which appears to indicate that underlying documents or agreements, such as the deposit agreement, have not been finalized. Please note that we will not comment on this disclosure until the terms of the documents or agreements have been established and they have been filed as exhibits to the registration statement.
Contractual Arrangements with Our VIE and Its Shareholders, page 54

10. Please file the agreements related to the your transactions with Beijing Sentu in September
         2018, including the contractual arrangements pursuant to which you gained control over
         Beijing Sentu. Alternatively, please tell us why you do not believe these agreements are required to be filed.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
61

11. Please disclose either here or in the notes to the financial statements information that allows investors to evaluate the nature of assets held by, and the operations of, each VIE entity apart from the consolidated entity. Include information of any assets and operations of any VIE that are not subject to involvement with the consolidated entity. Accompany the disclosure with a discussion of the risks and uncertainties that may result in deconsolidation of any VIE.
Demand for Online Educational Content, page 62

12. We note your statement here and elsewhere in the prospectus that "online education is superior." Please substantiate this claim or revise to qualify this statement as management's belief.
Continued Collaboration with Third Parties, page 63

13. Please expand your discussion of your relationship with third-party content providers and their significance to your ability to continuously offer new products. To the extent that your agreements with certain content providers are material, please describe the terms of
 Yong Hu
Jianzhi Education Technology Group Co Ltd
April 22, 2021
Page 4
         these agreements, including term, termination, and licensing provisions, and file them as exhibits.
Liquidity and Capital Resources, page 70

14. We note from the parent only financial statements contained in note 17 to the consolidated financial statements that the amounts due from entities within the Group are significant and materially increased from December 31, 2019 to December 31, 2020. Please disclose how these amounts due to the parent are expected to be settled and when.
Operating Activities, page 71

15. The discussion appears to focus on how the amount for cash of operating activities was derived in each period rather than a period to period comparative analysis of material changes therein. For example, an analysis should be on why net cash of operating activities increased by 34% between fiscal 2019 and 2020. The analysis should address and quantify the significant drivers underlying the change and how they impact operating cash. Please refer to the lead in paragraphs of Item 5 of Form 20-F, section III.D of
         Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section
501.04 of the
         staff   s Codification of Financial Reporting Releases for guidance.
16. We note in note 1 to the financial statements the net cash used in operating activities by the VIE entities of RMB28.3 million for 2020 compared to consolidated net cash provided by operating activities of RMB97.8 million for 2020. Please disclose the reason for the negative cash flow of the VIE's, and how the positive cash flow was generated by the remainder of the consolidated entity.
17. We note the balance of accounts receivable at December 31, 2020 is 28.4% of the amount of revenue generated for 2020. Please explain to us, and disclose as appropriate, the reason for this apparent relatively high relationship. Also explain the impacts on your operating cash flow of carrying such a high balance of accounts receivable, whether you have any concerns on the collectability of the balance, and your expectations on when the balance will be collected. In so doing, integrate into the explanation in more detail the impact of increases in trade receivables in 2020 due to increases in amounts due from your customers that are not obligated to make payment to you until they are paid by their customers and delays in corporate operations across China due to the COVID-19 outbreak disclosed in the risk factor on page 18.
Capital Requirement, page 84

18. Please explain and provide the basis for your statement that capital requirements are a barrier to entry in online education. To the contrary, it would appear that barriers to entry
FirstName LastNameYong Hu
       for online education are at historic lows due to the availability of platforms which allow
Comapany    NameJianzhi
       individuals  to offerEducation Technology
                             online classes        Group
                                            in specific    CoofLtd
                                                        areas   expertise
without significant
       overhead
April 22,         expenses.
          2021 Page   4
FirstName LastName
 Yong Hu
FirstName   LastNameYong   Hu Group Co Ltd
Jianzhi Education  Technology
Comapany
April       NameJianzhi Education Technology Group Co Ltd
       22, 2021
April 522, 2021 Page 5
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FirstName LastName
Business, page 88

19. We note your disclosure in the third paragraph of this section that you are the seventh largest digital content provider for higher education in China. Please disclose the metric upon which your ranking is measured and how the category is defined. For instance, it is unclear whether universities would be considered digital content providers for purposes of these rankings.
Cutting-edge and Practical Educational Content, page 91

20. Describe the process by which you are able to ensure that your curriculum meets applicable standards for professional certifications. For example, it is unclear from your disclosure whether your instructors liaise or otherwise collaborate with accrediting bodies to develop course materials.
Established and Integrated Omni-channel Sales, page 91

21. Describe the terms of your agreements with higher education and library customers, including term and termination provisions and applicable licensing restrictions. To the extent that these agreements are material, please file them as exhibits with your next amendment.
Sales and Marketing, page 99

22. We note your reference to key performance indicators in this section. Please revise to disclose the key performance indicators, including non-financial indicators, and clarify how they are used to manage the business.
Regulations on Foreign Exchange and Offshore Investment, page 108

23. Revise this section to state specifically how the regulations discussed apply to the company and to describe the consequences to your business if you are not currently in compliance or subsequently lapse into non-compliance. In addition, please expand the
         Regulations section to discuss the series of favorable policies to encourage talent development and high quality online education resources in China which are referenced at page 61 of your MD&A section and page 88 of the Business section. Notes to the Consolidated Financial Statements
Note 1 - Organization and Business Description, page F-9

24. Please disclose whether there are any assets of any VIE that only can be used to settle obligations of the VIE, and lack of recourse if creditors of any VIE have no recourse to the general credit of the primary beneficiary. Refer to ASC
810-10-50-3.
 Yong Hu
FirstName   LastNameYong   Hu Group Co Ltd
Jianzhi Education  Technology
Comapany
April       NameJianzhi Education Technology Group Co Ltd
       22, 2021
April 622, 2021 Page 6
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FirstName LastName
General

25. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
        You may contact Ta Tanisha Meadows at (202) 551-3322 or Doug Jones at
(202) 551-
3309 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Jacqueline Kaufman at (202) 551-
3797 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Steve Lin